UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



February 15, 2002

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306



Re: Intel Corporation
Incoming letter dated January 18, 2002

Dear Ms. Goodman:

This is in response to your letters dated January 18, 2002 concerning the shareholder proposal submitted to Intel by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)



Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

GIBSON, DUNN & CRUTCHER LLP

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

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January 18, 2002

Direct Dial
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Client No.
C 42376-00006

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. Robert D. Morse*
*Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation ("Intel" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2002 Annual Stockholders Meeting (collectively, the "2002 Proxy Materials") a stockholder proposal and supporting statement (the "Proposal") received from Mr. Robert D. Morse.

The Proposal requests that the Company make various changes to its statements regarding voting instructions in its "Proxy Material." The full text of the Proposal is set forth below. On behalf of our client, we hereby notify the Division of Corporation Finance of Intel's intention to exclude the Proposal from its 2002 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), we are mailing, on this date, a copy of this letter and its attachments to Mr. Morse, informing him of the Company's intention to exclude the Proposal from the 2002 Proxy Materials. Intel intends to file its definitive 2002 Proxy Materials with the Securities and Exchange Commission (the "Commission") on April 10, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Intel intends to file its definitive proxy statement and form of proxy with the Commission.

**THE PROPOSAL**

Following is the text of the Proposal:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

**BASES FOR EXCLUSION**

We believe that the Proposal may be excluded from the 2002 Proxy Materials for the following reasons:

- pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1), because Mr. Morse did not provide the requisite proof of continuous stock ownership in response to Intel's request for that information.
- pursuant to Rule 14a-8(i)(3), because numerous aspects of the Proposal are contrary to the Commission's proxy rules.
- pursuant to Rule 14a-8(i)(8), because the Proposal relates to the election of directors.

**I. The Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.**

The Proposal may be excluded under Rule 14a-8(f)(1) because Mr. Morse did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." Mr. Morse did not include evidence demonstrating that he satisfied Rule 14a-8(b) with his October 1, 2001 letter to Intel accompanying the Proposal. See Attachment A to this letter. Accordingly, in a letter dated October 11, 2001, which was sent within 14 days of Intel's receipt of the Proposal, Intel informed Mr. Morse of the requirements of Rule 14a-8(b), stated the type of documents which constitute sufficient proof of eligibility, and indicated that Mr. Morse's response had to be postmarked within 14 days of his receipt of Intel's letter. See Attachment B. Intel's October 11 letter was sent to Mr. Morse via overnight delivery, and Intel has confirmation from the courier company that Mr. Morse received the letter on October 12, 2001. In response to that letter, Mr. Morse provided a copy of a brokerage firm trade confirmation indicating that he had purchased 100 shares of Intel common stock on October 2, 2000.[1] See Attachment C. Although Mr. Morse's response letter was dated October 12, 2001, it was postmarked October 23, 2001, and was not received by Intel until November 1, 2001.[2]

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[1] The copy of the trade confirmation had a handwritten note signed by Mr. Morse stating, "Note: Not listed: 2nd 100 purchased few days later." However, due to the fact that Intel's stock price at all relevant times was above $20 per share, Mr. Morse could have satisfied the eligibility rules if he had provided satisfactory evidence that he had held at least 100 shares for the required one year period.

[2] The correspondence which Intel originally received from Mr. Morse, dated October 1, 2001, included an "Alternate Proposal Substitute" with the introductory explanation, "If changes made as suggested for upcoming proxy." In his letter dated October 12, 2001, Mr. Morse referenced the one proposal limit of Rule 14a-8 and stated "to correct the situation, I am canceling the Alternate Proposal and entering only the first proposal." Intel understood, and Mr. Morse's October 12 correspondence confirmed, that the Alternate Proposal was only intended to be submitted as a stockholder proposal if Intel determined to implement the Proposal, rendering it moot. Because Intel has not determined to implement the Proposal, we do not believe that the Alternate Proposal was submitted to Intel under Rule 14a-8. However, even if it were deemed to have been submitted, the "Alternate Proposal" was withdrawn pursuant to Mr. Morse's October 12, 2001 letter, and we believe that on that basis as well Intel need not include the Alternate Proposal in its 2002 Proxy Materials.

Although not required under Rule 14a-8, on November 12, 2001, less than 14 days after Intel received Mr. Morse's second letter, Intel voluntarily sent Mr. Morse a letter indicating that the brokerage statement he had provided did not satisfy the proof of ownership requirements as set forth in Intel's October 11 letter. See Attachment D. Intel's November 12 letter cited the text from part C.1.c(2) of Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, and provided Mr. Morse with a copy of SLB 14.

On November 21, 2001, Intel received a letter via fax from Mr. Morse's broker. The letter was addressed to Mr. Morse rather than Intel, and stated what Mr. Morse's current holdings were, but failed to verify that Mr. Morse had continuously owned the requisite securities for a year. On November 26, 2001, a representative from Intel called Mr. Morse and explained that the letter from his broker was insufficient in that it failed to specify that Mr. Morse had *continuously* owned the Intel stock for a year. At Mr. Morse's request, the Intel representative then called Mr. Morse's broker and left a voicemail for him, explaining the deficiency and inviting the broker to call her for further instructions. When Mr. Morse's broker did not return the telephone call, Intel's representative called Mr. Morse to inform him that she had contacted his broker and that his broker had not returned her call. Notwithstanding that effort, Intel never received, from either Mr. Morse or his broker, sufficient evidence of his continuous beneficial ownership of Intel stock.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence that he has satisfied the beneficial ownership requirements of Rule 14a-8(b), but only if the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Intel satisfied its obligation under Rule 14a-8 through its October 11 letter to Mr. Morse, which clearly stated:

- the ownership requirements of Rule 14a-8(b)(1),
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii), and
- that Mr. Morse's response had to be postmarked within 14 days after his receipt of Intel's letter.

The Staff has on numerous occasions taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide evidence of his eligibility under Rules 14a-8(b) and (f)(1). *See, e.g.*, Motorola, Inc. (SEC No-Action Letter available September 28, 2001); Target Corporation (SEC No-Action Letter available March 12, 2001); Saks Inc. (SEC No Action Letter available February 9, 2001); Johnson & Johnson (SEC No-Action Letter available January 11, 2001). Although the Staff has in some instances extended a proponent's correction period beyond 14 days, the Staff has done so only upon finding deficiencies in the company's communication. *See, e.g.*, Sysco Corporation (SEC No-

Action Letter available August 10, 2001); General Motors Corp. (SEC No-Action Letter available April 3, 2001) (extending the correction period because the company's notice did not adequately describe the documentation required under Rule 14a-8(b)). We do not believe that an extension of the response period is warranted in the present case because Intel's October 11 letter notifying Mr. Morse of his need to present satisfactory evidence supporting his beneficial ownership of Intel's stock fully complied with the requirements of Rule 14a-8(f)(1): Intel furnished the Proponent with all relevant information (including the requirements for eligibility, the required documentation and the deadline for response) in the notice of deficiency, and provided the notice in a timely fashion. Furthermore, Intel voluntarily communicated with Mr. Morse after he had already missed the deadline for his response in an attempt to determine whether he could nevertheless demonstrate that he satisfied the requirements of Rule 14a-8(b)(1). Despite these efforts, Mr. Morse failed to ever provide Intel with satisfactory evidence of the requisite beneficial ownership. Accordingly, we believe that the Company may exclude the Proposal under Rule 14a-8(b) Rule 14a-8(f)(1).

## II. The Proposal And Supporting Statement Violate The Proxy Rules

We believe that the Proposal may be excluded from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(3) because it would violate the Commission's proxy rules, including Rule 14a-4(b)(2), which specifies the means that must be provided on a proxy to permit stockholders to withhold authority to vote for nominees, Rule 14a-4(b)(1) and Rule 14a-4(c)(1), which limit a company's ability to exercise discretionary voting authority and require certain statements to be made with respect to discretionary voting authority, and Rule 14a-9, which prohibits materially false or misleading statements, including statements which are so vague and indefinite that the stockholders voting upon the proposal would not be able to determine with any reasonable certainty exactly what action or measures a company would take in the event the proposal were approved.

In SLB 14, the Staff stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [stockholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." As set forth below, because the Proposal has numerous elements that violate the Commission's proxy rules, the entire Proposal, including the supporting statement, is excludable.

**A. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Contrary To Rule 14a-4(b)(2) And To State Law.**

The first prong of the Proposal (for ease of reference, referred to herein as the "Director Voting Proposal") requests that Intel's "Proxy Material" be revised to "Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column." As specified under Rule 14a-4(b)(2), Intel's proxy card provides that a stockholder may (1) withhold authority to vote for all director nominees by checking the "Withhold All" box, or (2) withhold authority to vote for certain director nominees by checking the "For All Except" box and indicating those director nominees for which the stockholder wishes to withhold his or her vote. While the precise consequence of implementing the Director Voting Proposal is unclear,[3] the Director Voting Proposal, if implemented, would seem to require that the Company eliminate the "For All Except" language on the proxy card and replace it with language permitting votes "against" a director nominee. However, this type of revision to the proxy card is contrary to the requirements of Rule 14a-4(b)(2), which requires that a company's proxy card provide a means for withholding authority to vote for each nominee.

The Commission has acknowledged that Rule 14a-4(b)(2) allows only for withholding of votes (and not for votes directed "against" a director nominee) because the corporate law of most states does not give legal effect to an "against" vote in the election of directors.

> "As adopted, rule 14a-4(b)(2) has been revised to delete the specific requirement of a for and against vote for individual nominees. Instead, the rule provides that the form of proxy shall clearly provide one of several designated methods for security holders to withhold authority to vote for each nominee." Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 16356 at 11 (Nov. 21, 1979), 18 *SEC Docket* 997, 999 (No. 16, December 4, 1979).

In light of the operation of state corporate laws, the Commission concurred that an "against" vote may have questionable legal effect and therefore could be confusing and misleading to stockholders. *Id.* at 12. Instruction 2 to Rule 14a-4(b)(2) reiterates that a company may provide a means for stockholders to vote against each nominee instead or in lieu of providing a means for withholding votes, only if applicable state law gives legal effect to votes cast against a nominee.[4]

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[3] Applied literally, the Director Voting Proposal would result in the proxy card carrying the confusing statement, "For All AGAINST."

[4] *See* Exchange Act Rel. No. 16356, at 12, citing *Strong v. Fromm Laboratories, Inc.*, 77 N.W.2d 389 (Wis. 1956).

Intel is a Delaware corporation and there is no Delaware authority stating that votes cast against a nominee director will have any "legal effect." The Staff may rely upon the foregoing statement regarding Delaware law as an opinion of counsel pursuant to Rule 14a-8(d) of the Exchange Act. Therefore, the provision of Note 2 to Rule 14a-4(b)(2), which would allow provision for "against" votes, is not available with respect to Intel. Accordingly, implementing the Proposal would result in a violation of the proxy rules, because it would result in the company inserting language on its proxy card that does not satisfy Rule 14a-4(b)(2) and that is not given effect under state law.

On prior occasions, the Staff has concurred that registrants may omit stockholder proposals which, if implemented, would have required a company to provide for stockholders to vote against director nominees. *See Niagara Mohawk Power Corp. (March 11, 1993)*; *First Empire State Corp. (January 26, 1978).* In both *Niagara Mohawk Power Corp.* and *First Empire State Corp.*, stockholder proposals sought revisions to the company's proxy materials to allow stockholders to vote against director nominees. In *Niagara Mohawk Power Corp.*, the omitted stockholder proposal sought to revise the company's proxy card such that stockholders would have the option to vote against director nominees rather than withholding their vote. In *First Empire State Corp.*, the omitted stockholder proposal urged management to "take all necessary steps so that future proxy solicitations by the management offer Stockholders a choice; For or Against every single item up for ratification by the Stockholders." The Director Voting Proposal seeks a similar change to Intel's proxy card. Accordingly, consistent with Staff precedent, this justifies exclusion of the Proposal.

**B. The Proposal May Be Excluded Under Rule 14a-8(i)(3) (As Well As Rule 14a-8(i)(6)) Because It Is Vague And Misleading In Violation Of Rule 14a-9, And Because It Is Inconsistent With Rule 14a-4.**

The second prong of the Proposal (for ease of reference, referred to herein as the "Discretionary Voting Proposal") requests that Intel's "Proxy Material" be revised to "Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management." The Discretionary Voting Proposal is excludable under Rule 14a-8(i)(3) (as well as Rule 14a-8(i)(6)) because it is vague and misleading within the meaning of Rule 14a-9, and because it appears to seek the removal of statements that are required under Rule 14a-4(b)(1) and Rule 14a-4(c)(1), which limit a company's ability to exercise discretionary voting authority and require certain statements to be made with respect to a company's limited ability to vote proxies on certain matters.

Rule 14a-8(i)(3) permits the exclusion of a security holder proposal and any supporting statement "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false and misleading."

The Staff has determined that a proposal is misleading and therefore excludable when the proposal fails to address essential aspects of implementation. A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (avail. July 30, 1992) (proposal provided for the election of a committee of stockholders with limited number of shares to advise the company's board of directors). *See also Organogenesis, Inc.* (avail. Jan. 28, 1999) (proposal requiring the number of directors to be expanded so that there would always be a majority of non-management directors properly excludable because the manner of implementing the proposal was sufficiently vague and ambiguous).

In addition, a proposal is excludable pursuant to Rule 14a-8(i)(6) when it is so vague and ambiguous that the company "would lack the power or authority to implement" it. A company "lack[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *International Business Machines Corp.* (avail. Jan. 14, 1992); *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Proposal is excludable under Rule 14a-8(i)(3) (and Rule 14a-8(i)(6)) because it is so vague and indefinite in its application and outcome that Intel would be unable to determine what action should be taken to implement it. The Proposal is vague because Intel's proxy materials do not contain the statement which the Discretionary Voting Proposal seeks to remove. Instead, Intel's proxy materials contain two different statements which limit Intel's ability to vote proxies with respect to certain matters. These two statements are required under Rule 14a-4(b)(1) and Rule 14a-4(c)(1), to state the manner in which Intel intends to vote proxies in specified situations. Whether Mr. Morse intended for the Discretionary Voting Proposal to cover the removal of one or the other of these statements from the proxy card, or intended to address an entirely different situation, is impossible to ascertain from the Discretionary Voting Proposal itself and from the Proposal as a whole. Therefore, a stockholder voting on the Discretionary Voting Proposal would not be able to determine with any reasonable certainty exactly what action or measures Intel would take in the event the Discretionary Voting Proposal were approved, and Intel would not know how to implement the Discretionary Voting Proposal, particularly in light of the statements required to satisfy Rule 14a-4(b)(1) and Rule 14a-4(c)(1).

The first concept implicated by the Discretionary Voting Proposal is addressed in Rule 14a-4(b), which states that in order for a company to vote shares represented by a proxy that is signed but unmarked, the company must state on its proxy card "in boldface type how it is intended to vote the shares represented by the proxy." Pursuant to this rule, Intel's proxies have contained a statement specifying how signed but unmarked proxies will be voted. For example, Intel's proxy card for its 2001 annual meeting stated, "[s]hares represented by this Proxy will be voted as directed by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Item 1 (Election of Directors) and FOR Item 2 (Appointment of Ernst & Young as the company's independent auditor for 2001)." Thus, contrary to what is suggested by the Discretionary Voting Proposal, Intel's proxy cards do not state that signed but unmarked cards will be voted in management's discretion but instead, as required by the proxy rules, specify exactly how such shares will be voted on each item included on the stockholder meeting agenda.

The second concept implicated by the Discretionary Voting Proposal is the requirement under Rule 14a-4(c)(1) that, to be able to exercise voting authority on matters as to which a company did not receive advance notice, a specific statement to that effect must be set forth in the proxy statement or form of proxy. Thus, contrary to what is suggested by the Discretionary Voting Proposal, Intel's proxy cards do not state that it has authority to exercise discretionary voting authority whenever voting instructions are not marked on the card, but instead reflects the fact that, by satisfying the requirement that its proxy materials contain a statement to such effect, Intel is permitted to exercise discretion only on matters not included on the proxy card.

As discussed above, the Discretionary Voting Proposal has a number of faults which justify exclusion of the Proposal under Rule 14a-8(i)(3). First, it is vague and misleading in violation of Rule 14a-9. A stockholder voting on the Discretionary Voting Proposal would not be able to determine with any reasonable certainty exactly what action or measures Intel would take in the event the Discretionary Voting Proposal was approved.[5] To the extent that the Discretionary Voting Proposal appears to seek the removal of certain statements included in Intel's proxy materials, the removal of those statements is inconsistent with the requirements of Rule 14a-4(b)(1) and Rule 14a-4(c)(1) that Intel state how it intends to treat executed proxies as to certain matters. Therefore, the Discretionary Voting Proposal may be excluded pursuant to Rule 14a-8(i)(3).

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[5] As noted above, this also justifies exclusion under Rule 14a-8(i)(6).

### C. The Proposal May Be Excluded In Its Entirety Under Rule 14a-8(i)(3) Because The Supporting Statement Is False And Misleading In Violation Of Proxy Rule 14a-9.

We also believe that the Proposal may properly be omitted from Intel's Proxy Materials pursuant to Rule 14a-8(i)(3) because it contains statements that violate the proxy rules, including Rule 14a-9 which prohibits materially false and misleading statements in proxy solicitation materials. Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false and misleading." Note (b) to Rule 14a-9 states that "misleading" material includes that which "[d]irectly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." For example, unfounded assertions representing the unsubstantiated personal opinion of a stockholder have long been viewed as excludable under this provision. *See, e.g., Detroit Edison Co.* (avail. Mar. 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)) *and MascoTech, Inc.* (avail. April 3, 2000) (statement that "[t]urnover [of directors] reduces the possibility of inbreeding—so prevalent historically at Masco companies—and provides sources of new ideas, viewpoints, and approaches" could be omitted under Rule 14a-8(i)(3)). As discussed above in regards to the Discretionary Voting Proposal and as discussed below in regards to the supporting statement, in light of the numerous ways in which the Proposal is false and misleading, it is appropriate to exclude the entire Proposal.

The Proposal contains several assertions that the format of Intel's proxy materials is "unfair." For example, the very premise of the Proposal, introduced in its first statement, is that the Proposal is designed to address two areas in which the Company's proxy materials are "not fair to shareowners." Elsewhere, the Proposal states that "[t]his entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means." These statements are false and misleading in several respects. First of all, Mr. Morse asserts as fact what is, at most, an opinion as to the fairness of certain aspects of Intel's proxy materials. In light of the fact that the language and proxy provisions which Mr. Morse seems to be addressing are included on Intel's proxy card pursuant to the Commission's proxy rules, we believe that there is no basis Mr. Morse could offer for his view that the arrangements are "unfair." Furthermore, Mr. Morse's statement suggests that Intel's management and Board of Directors have somehow acted unscrupulously in an attempt to stay in office. Again Mr. Morse provides no supporting evidence for his allegation. These statements are both false and misleading in violation of Rule 14a-9.

The Proposal also states that "[c]laiming of votes by Management is unfair, as a shareowner has the right to sign as 'Present' and not voting, showing receipt of material and only desiring to prevent further solicitation of a vote." This statement is also false and misleading. The phrase "[c]laiming of votes by management" suggests that management is somehow improperly taking voting control of stockholders' shares. As discussed above, Intel only votes signed but unmarked proxies in the manner which it clearly discloses, as required under Rule 14a-4(b). Thus rather than "claiming votes," Intel is simply implementing clearly disclosed voting instructions. Again Mr. Morse provides no evidence to substantiate his allegation that management has been "claiming" votes.

Mr. Morse's statement also suggests that stockholders do not currently have "the right to sign as 'Present' and not voting." On the contrary, the proxy card provides stockholders an opportunity to withhold votes on the election of directors and to abstain from voting on each other agenda matter. Thus, contrary to the statement in the Proposal, Intel's proxy materials do effectively provide a means for a stockholder to "sign as 'Present' and not voting." As a result, the Proposal's statement suggesting otherwise is both false and misleading in violation of Rule 14a-9.

Finally, the Proposal declares that "[s]ince Management claims the right to advise an 'AGAINST' vote in matters presented by Shareowners, I likewise have the right to ask for a vote 'AGAINST' all Company select nominees for Director, until directors stop the practice of excessive remuneration for Management other than base pay and some acceptable perks."[6] This statement is false and misleading in at least two respects. As discussed above, Rule 14a-4(b)(2) does not contemplate any method by which a stockholder may vote against the election of a director nominee when a company, as with Intel, is incorporated in a state which does not give legal effect to "against" votes in the election of directors. Thus, under both state law and the proxy rules, there is not a "right" to vote against director nominees. Second, as discussed below, under Rule 14a-8(i)(8), Mr. Morse does not have the right to use Rule 14a-8 to solicit votes against Intel's director nominees. The suggestion that he has a right to use the Proposal to solicit for a vote against those nominees is both false and misleading.

The Proposal also alleges that the Company's directors have engaged in a practice of paying "excessive remuneration for Management." As with prior claims, Mr. Morse provides no supporting evidence that the Company's management receives excessive compensation. The Company believes that its management team is compensated at market levels consistent with many of its competitors. Mr. Morse's assertion of fact thus is, at most, an unsubstantiated opinion and, as such, is misleading in violation of Rule 14a-9.

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[6] In his letter dated October 12, 2001, Mr. Morse revised this statement to replace the words "I likewise have the right" with the words "Shareowners likewise have the right."

The Proposal is a prime example of the situation identified in SLB 14 where, because of the number of ways in which the Proposal violates the proxy rules, "extensive editing" of the proposal would be necessary to bring it "into compliance with the proxy rules." Because of the extensive deletions and revisions necessary to correct the numerous misstatements, vague statements, and unsubstantiated false and misleading statements, and the lack of substance remaining when those statements are removed, we believe that the Proposal is excludable in its entirety.

**III. The Proposal May be Excluded under Rule 14a-8(i)(8) Because It Relates to the Election of Directors.**

The Proposal is excludable from Intel's proxy materials pursuant to Rule 14a-8(i)(8) because it requests that the Company include in its proxy materials a stockholder's solicitation for votes against the company's director nominees. Rule 14a-8(i)(8) allows a company to exclude a stockholder proposal when the proposal "relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that "the principal purpose of [paragraph (i)(8)] is to make clear, with respect to corporate elections that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including Rule 14a-11, are applicable." SEC Release No. 34-12598 (July 7, 1976).

Here, the Proposal clearly seeks to solicit votes against Intel's nominees for directors. The text of the Proposal seeks to have Intel provide a column in its proxy materials by which its stockholders may vote against Intel's director nominees. This intent is reiterated by Mr. Morse's statement in support of the Proposal, which asserts that "I likewise have the right to ask for a vote "AGAINST" all Company select nominees for directors . . . ."

In this respect, the Proposal is comparable to those addressed in recent Staff interpretations seeking to require a company to furnish proxy advisory firm voting recommendations in the company's proxy materials. These letters recognize that, as a result of recent technological changes, reduced regulation of proxy solicitations and other developments which have promoted communications among stockholders, non-traditional election contests may arise even with respect to director nominations submitted by a company's board. If a proxy advisory proposal were implemented, from time to time the third-party advice would include a recommendation to vote against one or more of the management's candidates. The dissemination of such advice contrary to management's recommendations would amount to an "election contest" in opposition to board nominees, circumventing Rule 14a-12(c) and the other proxy rules governing election contests, which are designed to protect stockholders by imposing disclosure obligations and other procedural safeguards when a stockholder solicits against the company's board nominees. Consequently, on multiple occasions within the last two years, the Staff has concurred that proxy advisory proposals relate to the election of directors and therefore may be omitted from proxy material under Rule 14a-8(i)(8). *See, e.g.*, *Cirrus Logic, Inc.* (avail.

July 18, 2000); *Gillette Co.* (avail. Feb. 25, 2000); *Bristol-Myers Squibb Co.* (avail. Feb. 24, 2000); *Citigroup Inc.* (Feb. 24, 2000); *Warner-Lambert Co.* (avail. Feb. 24, 2000); *Equus II Inc.* (avail. Feb. 24, 2000); *Pfizer, Inc.* (avail. Feb. 22, 2000). Similarly here, the Proponent seeks to foster votes against Intel's board nominees. The Proposal does not relate to Intel's general solicitation process, but instead addresses specifically voting on its nominees at Intel's annual meetings. Because the Proposal's stated purpose is to generate votes in opposition to the Company's director nominees, we believe it is excludable under Rule 14a-8(i)(8).

**IV. Conclusion**

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Intel excludes the Proposal of Robert D. Morse from its 2002 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me or Ronald O. Mueller at (202) 955-8500, or either Rachel Kosmal or Cary Klafter from the Intel Legal Department at (408) 765-8080.

Sincerely,

Ronald O. Mueller for

Amy L. Goodman

AG/kh

Enclosures

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

October 1, 2001

Office of the Secretary
Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95054

Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion.

Thank you,
Robert D. Morse
Robert D. Morse

October 1, 2001

PROPOSAL

I, Robert D. Morse , 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

{IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY}

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

Robert D. Morse

TOTAL P.03

**Intel Corporation**
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA 95052-8119
(408) 765-8080
www.intel.com

intel®

October 11, 2001

VIA FEDERAL EXPRESS

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Re: Your stockholder proposal

Dear Mr. Morse:

We have received your letter dated October 1, 2001, which included your stockholder proposal. Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, please provide proof to us that you continuously owned at least $2,000 in market value, or 1%, of Intel's common stock that would be entitled to be voted on your proposal for at least one year by the date you submitted the proposal. Sufficient proof may be in the form of:

- A written statement from the "record" holder of your shares verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year, and your own statement that you intend to continue to hold the shares through the date of our 2002 annual meeting; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares for the one-year period, and your written statement that you intend to continue ownership of the shares through the date of our 2002 annual meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter.

Sincerely,

Rachel E. Kosmal
Senior Attorney

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
October 12, 2001

Re: Letter of October 11, 2001

REC'D 10-13-01 9AM
RDMorse

Rachel E. Kosmal
Intel Corporation
2200 Mission College Blvd.
PO Box 58119
Santa Clara, CA 95052-8119

Dear Ms. Kosmal:

I was one day premature, according to my purchase records, copy enclosed. Therefore the correct procedure is to withdraw proposal material and re-submit, along with proof of purchase date and amount, to comply.

I have been challenged on submitting two proposals {to a company, SEC rules} but my intent was one for the Proxy.

COPY OF REPLY BEING FURNISHED ALL WHO CHALLENGE

Thank you for the reminder. I know that only one proposal could be presented to the Stockholders in the proxy, but you quote the Rules as: "to the Company, etc." That is fine with me.

I was only offering a choice of one or the other, therefore, to correct the situation I am canceling the Alternate Proposal and entering only the first proposal.

The "second choice" offer reasoning was this: Your Company could perhaps gain good Public Relations by correcting this imbalance without being "notified" of such via my proposal.

I wish to inform you that I presented this item to the SEC for a ruling to save paper. work all-around. Six weeks later they responded after a phone call, stating that a proposal has to be objected to prior to a ruling, Neither did they respond to a request that perhaps three copies should be a sufficient number rather than six. I am referring to The National Paperwork Reduction Act of years past, as I remember. I will check this out later on the Internet.

Intel is a fine Company and I have no grudge, only against the "system" used by most firms in their proxies.

Thanks again.

Robert D Morse

TD WATERHOUSE
100 WALL STREET NEW YORK, NEW YORK 10005

| YOU BOUGHT | YOU SOLD | | | PRICE | M | C |
|---|---|---|---|---|---|---|
| 100 | | INTEL CORP | | 42 | 6 | 1 |

INTC
CU 458140100000

24222-1 B-03

| | PRINCIPAL | INTEREST | TRANS CHARGE | | MISC. | SEC. FEE | | NET AMOUNT | TRADE DATE | SETTLE DATE | TRADE NO. |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 420000 | | 1500 | | | | R | 421500 | 100200 | 100500 | 1002 D |

3
0

| IDENTIFICATION NO. | ACCOUNT T C | R.R. | SECURITY | BROKER REF. | |
|---|---|---|---|---|---|
| 146-10-5563 | 36626777-1-9 | WEB | H551744 | 53350 161 | 3 |

ROBERT D MORSE
212 HIGHLAND AVE
MOORESTOWN NJ 08057-2717

WATERHOUSE SECURITIES
1820 CHAPEL AVE. WEST
CHERRY HILL,NJ 08002

NOTE: NOT LISTED: 2ND 100 PURCHASED FEW DAYS LATER.

R D Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
AS OF 10-03-01
October 12, 2001

Office of the Secretary
Intel Corporation
PO Box 58119
Santa Clara, CA 95052-8119

Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented at the meeting to present my Proposal.

Thank you,
Robert D. Morse

Robert D Morse

Proposal Adjusted To Comply With Requests

As of 10-3-01
October 12, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only desiring to prevent further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

Robert D. Morse

**Intel Corporation**
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA 95052-8119
(408) 765-8080
www.intel.com

intel®

November 12, 2001

VIA FEDERAL EXPRESS

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Re: Your stockholder proposal

Dear Mr. Morse:

We have received your letter dated October 12, 2001, which included the withdrawal of your stockholder proposal submitted on October 1, 2001 and contained the submission of a revised proposal. Also included in that letter was a copy of a trade confirmation from TD Waterhouse, presumably as an effort to provide the proof of ownership required by Rule 14(a)-8(b) that we requested on October 11.

Unfortunately, according to the SEC, a brokerage statement is insufficient evidence of continuous ownership. In its most recent release concerning Rule 14(a)-8, published on July 13, 2001, the SEC directly addressed this question:

> "Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?"
>
> "No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal."

For your convenience, I have included a copy of the entire release. I look forward to speaking with you soon regarding your proposal, and you may call me directly at (408) 765-2283 if you have any further questions about what is required for proof of ownership.

Sincerely,

Rachel E. Kosmal
Senior Attorney

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
January 27, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Letter from Intel Corp. Rep.
Dated January 18, 2002

Ladies and Gentlemen:

Another 13 pages of determined resistance to having a legitimate proposal entered in a Corporate Proxy ! The repetitive claims of " confusing, false and misleading language" are being just so in the presentation of objections to a proponent's rights.

Page 4, Par. 3 OWNERSHIP REQUIREMENTS --Intel Corporation is being too demanding in proof of ownership for 1 year. Under new procedures of Company supported non-certificate issuance, retaining information in brokers' records seems the "way to go", otherwise I could copy a certificate and easily mail it in. Now, I am pressured that their {the brokers'] records of purchase, is inadequate for SEC Rules to accept. Plainly, this is a roadblock, only to stifle a proponents' urge to enter a proxy, not a proof of my integrity not to make false claims of continued ownership! Rule 14a-8[b][1], 14a-8[b][2][I]. The 14 day notice becomes moot as a brokers' records are acceptable as such I offered during class action settlements.

Page 5, II, Rules listed claimed to be in violation are inapplicable in that only one proposal is presented as stated, the two areas of change mentioned are "what is desired to be changed". There are no misleading statements, only a false interpretation of inability to comprehend is presented. No one has the right to determine a shareowners capability to interpret and make or not make a decision. The proposal is short and understandable and any insinuations of impropriety are denied by the proponent. As shareowners, we have the same rights to express ourselves as does Management in printed objections in the proxy and on the voting card.

Pages 6-7 are devoted to a rambling explanation of Rules and/or State of Incorporation Laws, which proves that "Against" voting is not permitted and therefore a violation of an Americans' right of dissent

Page 6 also makes a false claim in footnote 3, that the proxy card would carry the confusing statement "For All AGAINST"; when it would actually read separately, and no upper case used in the whole word, "Against".

Page 7 continues with the discussion of "discretionary authority", etc. This is answerable in the fact that the proxy card is the property of the shareowner; just a declaration of intent to vote as such when signed does not confer a right to vote as Management desires, neither should a vote be claimed on "any other business" that may come up, being of unknown nature to a shareowner.

Pages 8 – 13 are unnecessary endless use of repetitive objections and do not aid the Commssion in determining the outcome.

Again, we have a legal entity inviting the Commission to break rules by asking for a phone conversation, while excluding the proponent from the conversation.

Encl: 6 copies for SEC.
1@ for Intel Corp. & Amy L. Goodman
Rhymes for stress relief.
Not part of presentation.

Sincerely,

Robert D. Morse
Robert D. Morse

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Intel Corporation
Incoming letter dated January 18, 2002

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for you view that Intel may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply within 14 days of Intel's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Intel omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching a position, we have not found it necessary to address the alternative bases for omission on which Intel relies.

Sincerely,

Grace K. Lee
Attorney-Advisor